

July 28, 2010

Scott A. Hill
Chief Financial Officer
IntercontinentalExchange, Inc.
2100 RiverEdge Parkway
Suite 500
Atlanta, Georgia 30328

> **Re:** **IntercontinentalExchange, Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on February 10, 2010**
> **File No. 001-32671**

Dear Mr. Hill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

DEFINITIVE PROXY ON SCHEDULE 14A FILED APRIL 5, 2010

Compensation Discussion & Analysis, page 19

1.   We note your statement on page 20 that the Compensation Committee targets both the total and each element of compensation between the 50th and 75th percentile. Please tell us where actual compensation fell in relation to the target. Confirm that you will provide similar disclosure in future filings.

Role of Compensation Consultant, page 21

2.   It appears you have provided disclosure in response to Item 407(e)(3)(iii)(A) of Regulation S-K on page 22 that in 2009 you engaged Towers Watson for executive compensation consulting services and additional services. Please tell us whether the decision to engage Towers Watson for these other services was made, or recommended,

by management, and whether the compensation committee or the board approved such other services provided by Towers Watson. See the last sentence of Item 407(e)(3)(iii)(A) of Regulation S-K. Confirm that you will provide similar disclosure in future filings.

Annual Bonus, page 23

3.   We note your disclosure on page 24 regarding the financial and non-financial performance metrics on which the Compensation Committee based annual bonuses. Please tell us how the achievement of these financial and non-financial performance metrics led to the 2009 annual bonuses for each NEO that you disclose on page 24. Confirm that you will provide similar disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or the undersigned at (202) 551-3655 with any questions.

Sincerely,

Sonia Gupta Barros
Special Counsel